NEWS RELEASE 08-33	DEC. 22, 2008

REGIONAL DRILLING AT HALILAGA INTERSECTS NEW AREAS OF COPPER-GOLD MINERALIZATION

Fronteer Development Group Inc. ("Fronteer" or the "Company") (FRG – TSX/NYSE-A) is pleased to announce that widely spaced regional drilling at its Halilaga Project in northwestern Turkey has intersected encouraging new copper-gold mineralization, reinforcing the prospectivity of this emerging mineral belt.

Teck Cominco Limited’s Turkish subsidiary (“TCAM”), Fronteer’s 60% joint venture partner, is currently testing a series of geochemical and geophysical anomalies within an eight-square-kilometre area believed to have the potential to host porphyry and skarn-style mineralization. These new targets are located up to four kilometres southeast of the Central Zone (also known as the “Kestane Zone”), a porphyry copper-gold deposit recently discovered by Fronteer and TCAM.

The recent drill highlights include:

  1.64% copper, 0.93 g/t gold and 23.97 g/t silver over 17.4 metres, including 2.34% copper, 1.29 g/t gold and 34.87 g/t silver over 11.9 metres, in hole HD-25.

  2.63% copper, 0.47 g/t gold and 12.38 g/t silver over 3.9 metres, including 16.85% copper, 2.80 g/t gold and 85.80 g/t silver over 0.5 metres, along with 0.55% copper and 0.13 g/t gold over 11.4 metres, in HD-21

Based on the results from 13 holes (2,842 metres) drilled in Q2-Q3 of 2008, TCAM has recently resumed drilling on the property with two core rigs in an effort to further test the potential of this area.

DRILL RESULTS

Hole No.	From (m)	To (m)	Interval (m)	Au (g/t)	Cu %	Ag (g/t)
HD-20A	37.50	50.40	12.90	0.06	0.03	-
and	83.60	108.50	24.90	0.01	0.08	-
HD-21	234.90	236.40	1.50	0.62	0.60	3.52
and	273.50	277.40	3.90	0.47	2.63	12.38
including	274.90	275.40	0.50	2.80	16.85	85.80
and	292.10	303.50	11.40	0.13	0.55	1.74
including	296.50	300.50	4.00	0.32	1.38	3.85
HD-24	106.00	121.50	15.50	0.06	0.24	-
HD-25	50.90	53.60	2.70	0.25	1.23	8.29
and	205.60	223.00	17.40	0.93	1.64	23.97
including	205.60	217.50	11.90	1.29	2.34	34.87
HD-28	103.50	114.00	10.50	0.08	0.24	1.65

*Note: Drill results reported as provided by TCAM to Fronteer. The true width of the mineralized zones is estimated to be approximately 90% of those stated. HD-20 and HD-27 were abandoned due to poor ground conditions. HD-17, 18, 19, 22, 23, and 26 had no significant intersections.

While still at a relatively early stage with 12 drill holes defining the Central Zone, Halilaga has many of the hallmarks of a world-class, copper-gold deposit in terms of its size potential and current grade. It also represents the first discovery of a porphyry copper-gold system in Turkey’s Biga region, which has important implications for the overall prospectivity of this new mineral belt. Given the nature of porphyry systems and their tendency to occur in clusters, the Company believes there is excellent potential for additional discoveries within Halilaga and the greater region. To date, only 34 holes (8,500 metres) have been drilled over a 20-square-kilometre area, testing both the Central Zone and six regional targets.

TCAM and Fronteer have 60%-40% joint ventures on a number of projects in this region, including Halilaga and two gold deposits (Agi Dagi and Kirazli). The companies have first-mover status in the region, having collectively consolidated a prominent land position over several years. The region is geopolitically stable and supported by excellent project infrastructure, including access to roads, power and water.

Drill samples and analytical data for Halilaga are collected under the supervision of TCAM, Fronteer’s joint venture partner and project operator, using industry standard QA-QC protocols. Ian Cunningham-Dunlop P. Eng, Vice President Exploration for Fronteer, who is the QP responsible for compiling the data contained in this release, has not verified the data; however, the grades and widths reported here agree well with the Company’s past results on the project and correspondence with TCAM has given him no reason to doubt their authenticity. For further details on Halilaga, please view the NI 43-101 technical report prepared by Geology and Resource Solutions Limited, as of March 30, 2007, on SEDAR at http://www.sedar.com.

LIQUIDITY

Fronteer is not invested in any short-term commercial paper or asset-backed securities. Fronteer has approximately C$81 million in cash that is fully liquid and held with a large Canadian commercial bank.

ABOUT FRONTEER

Fronteer is an exploration and development company with a track record of making big discoveries. Fronteer has an extensive portfolio of advanced stage gold projects in Nevada, a 40% interest in three gold and copper-gold projects in western Turkey, and a 42.2% interest in Aurora Energy Resources (TSX – AXU), a leading Canadian uranium company. For further information on Fronteer visit www.fronteergroup.com or contact:

Mark O’Dea, Ph.D, P.Geo President and CEO
Richard Moritz, Director, Investor Relations
Glen Edwards, Director, Communications
Phone 604-632-4677 or Toll Free 1-877-632-4677
info@fronteergroup.com

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including but not limited to, those with respect to potential expansion of mineralization, potential size of mineralized zone, timing of resource calculation and size of exploration program involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Fronteer to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures , the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of ore reserves and mineral resources, changes in project parameters as plans continue to be refined, future prices of gold and silver, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Fronteer’s Annual Information form and Fronteer’s latest Form 40-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Fronteer has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Fronteer disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.